

Mail Stop 4628

December 9, 2016

Mr. Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317

> **Re: Rice Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **Response Letter Dated October 11, 2016**
> **File No. 001-36273**

Dear Mr. Rice:

We have reviewed your October 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Form 10-K for the fiscal year ended December 31, 2015

Risk Factors, page 20

1.   The revised risk factor provided in response to prior comment number 1 indicates that, if undiscounted cash flows from your properties are less than their carrying values, you *may* be required to take write-downs. Explain to us the circumstances under which undiscounted cash flows from your properties would be less than the carrying values and you would conclude that you did not need to take a write-down. Tell us how such a conclusion would meet the requirements of FASB ASC paragraph 360-10-35-17.

Properties, page 38

Production, Revenues and Price History, page 43

2. We have read your response to prior comment 8 and note your interpretation of the disclosure requirements under Item 1204(a) of Regulation S-K in terms of a basin does not appear to give consideration to the additional threshold for disclosure of each field that contains 15% or more of total proved reserves. Please refer to the definition of a field in Rule 4-10(a)(15) of Regulation S-X and modify the tabular disclosure on page 44 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 70

Natural Gas Properties, page 71

3. Your response to prior comment number 10 indicates that grouping assets at the formation level results in discrete geographical groupings and identifiable cash flows that are largely discrete for each formation. Your response also indicates that certain inputs are provided by one provider at fixed rates in each formation, and that certain services are provided based on terms negotiated at the formation level. It is not clear why you believe these factors support a conclusion that the formation represents the lowest level for which cash flows are largely independent of the cash flows of other assets and liabilities. Please address the following:

    *   Provide us with maps or other diagrams which show your operated and non-operated properties in each formation and the infrastructure through which production is gathered, processed and transported to final delivery points. Clearly indicate the point(s) at which title to production is permanently transferred and final sales occur.

    *   Tell us whether production from any particular well is delivered and sold to particular locations only or if you have a practice of delivering and selling gas from particular wells to multiple locations.

    *   Describe for us, in reasonable detail, the management structure for your exploration and production activities. As part of your response, describe the process through which decisions to drill, complete, produce, shut-in, workover or abandon wells are made, including the management level at which these decisions are made.

    *   Describe for us, in reasonable detail, the level at which you calculate depletion and depreciation for oil and gas assets in Pennsylvania and Ohio. As part of your

response, clarify for us whether total costs in each formation are depleted or deprecated based on total reserves in that formation.

4. Remarks attributed to your Chief Executive Officer as part of the conference call to discuss your December 31, 2015 operating results appear to indicate that you evaluate results on a "single well return(s)" basis. Explain to us how the cost assumptions underlying a single-well analysis reflect your belief that the formation is the lowest level for which there are cash flows that are largely independent of the cash flows of other assets and liabilities.

Financial Statements and Supplementary Data, page 78

Notes to Consolidated Financial Statements, page 86

Note 3. Goodwill, page 91

5. Regarding your response to prior comment number 12, address the following:

*   Tell us the specific values used for all material assumptions in both the 2015 annual goodwill impairment test and the purchase price and goodwill allocation at the time of the 2014 Marcellus JV buy-in, and;

*   Provide a reasonably detailed summary of the 2015 annual test valuation which shows the final value and how it was determined, including the extent to which you relied on market, cost or income approaches.

You may contact Joseph Klinko at (202) 551-3824, John Hodgin at (202) 551-3689 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources